Exhibit 99.1

    AMEN Properties Announces First Quarter 2006 Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--May 12, 2006--Amen Properties, Inc. (NASDAQ:AMEN) with headquarters in Midland, TX today announced the results for the quarter ending March 31, 2006.

    About Amen Properties, Inc.

    AMEN Properties, Inc., (the "Company") is a real estate and energy company engaged in owning and managing real estate, oil and gas royalties, and energy related business properties. The Company is a holding company and conducts its operations through AMEN Delaware, LP ("Delaware"); AMEN Minerals, LP ("Minerals") and W Power and Light, LP ("W Power"), each being a wholly owned subsidiary of the Company. The Company owns its present real estate holdings through Delaware. Delaware owns an approximate 71.35% limited interest in TCTB Partners, Ltd., which currently owns two commercial office buildings in Midland, Texas. The Company's present oil and gas royalty holdings are through Minerals, which owns two oil and gas royalty properties. The Company is engaged in the retail electricity market as a retail electric provider serving both retail and wholesale customers within the state of Texas through W Power.
    For the quarter ended March 31, 2006, the Company showed net income of $192,654 or $.09 per share as compared to a net loss of $163,650 or $.07 per share for the same period ended March 31, 2005 for a net change of approximately $356,000. The increase is mainly attributable to W Power. During the quarter ended March 31, 2006, W Power had net income of approximately $206,000 as compared to a net loss of approximately $85,000 during the same period last year. Although energy costs have dramatically increased as compared to this time last year, W Power has been able to meet its credit requirements and achieve strong operating cash flow. W Power continues to maintain deliberate and controlled growth to ensure it does not outgrow its current credit capacity. As of the period ended March 31, 2006, W Power provided approximately 18,700 total MWH as compared to approximately 4,800 MWH during its first full quarter of retail operations ending March 31, 2005. Additionally, the Company provided approximately 16,800 MWH to its wholesale customers during the quarter ended March 31, 2006. During W Power's first quarter of operations ended March 31, 2005, W Power did not provide any electricity to wholesale customers.
    The Company's investment in its commercial real estate property through TCTB continues to show steady operating income. TCTB showed net income of approximately $76,000 during the quarter ended March 31, 2006 as compared to net income of approximately $142,000 for the period ended March 31, 2005. The decrease in income through the Company's investment in TCTB is mainly attributable to the increase in utilities expense for the commercial real estate property. However, the increase in operating expenses has been partially offset with the Company passing the increased expenses through to the tenants during the quarter ended March 31, 2006. During the same period ended March 31, 2005 the Company did not pass these additional expenses through to the tenants in an effort to build stronger business relationships with the buildings' tenants.
    Total operating revenue for the quarter ended March 31, 2006 increased approximately 300% over the same period ended March 31, 2005. This increase of approximately $2,900,000 is predominantly related to W Power's growth. For the period ended March 31, 2006 W Power had revenues of approximately $3,170,000 as compared to approximately $311,000 for the quarter ended March 31, 2005, or an increase of 920%. Additionally, TCTB's revenue increased approximately 12% for the quarter ended March 31, 2006 as compared to the same period last year. This is due mostly to the increase in the commercial real estate buildings increase in operating expenses being passed through to the tenants.
    Operating expenses for the quarter ended March 31, 2006 increased approximately 270% over the same period last year. The increase is primarily related to the cost of wholesale electricity for W Power. Wholesale electricity purchases grew due to customer load growth and higher wholesale energy prices. Rising energy costs over the last year are also the primary cause of an increase in TCTB real estate operations expenses for the quarter ended March 31, 2006 as compared to March 31, 2005. For the period ended March 31, 2006, TCTB experienced approximately a 17% increase in rental property operations compared to the same quarter last year. Additionally, depreciation expense increased approximately 11% for the quarter ended March 31, 2006 as compared to same period last year. This increase is related to the capitalized tenant lease improvement costs incurred by TCTB. The Company did not realize a full period of depreciation expense during the quarter ended March 31, 2005 as the tenant improvements were not completed until the latter part of the quarter ended March 31, 2005.
    Management's initial focus of the 2002 Business Plan was to focus on value added plays in three distinct arenas: 1) acquiring office space in secondary stagnant markets; 2) acquiring office space in out of favor growth markets; and 3) acquiring investments in oil and gas royalties and to assess opportunities in acquiring other properties and businesses that have a consistent and stable cash flow history. Management believes that through its wholly owned subsidiary W Power, we have been able to enter a market that will provide a stable cash flow in the future.
    W Power faced several challenges during its first year of operations, including: 1) rapidly escalating and volatile energy prices; 2) an extended period of above-average summer and fall temperatures resulting in record-breaking electricity demand and consumption across Texas; and 3) a shortage of electric generating capacity. While W Power reported positive net income for the first time during the quarter ended March 31, 2006, management believes W Power will be faced with similar challenges throughout 2006 and perhaps beyond. If so, W Power will need to continue a deliberately controlled growth plan in order not to exceed its credit capacity requirements. The main challenges W Power will face will be higher commodity energy prices and the amount of credit required to hedge forward its electricity requirements. Management continues to monitor and limit the growth of W Power's customer acquisition to ensure that W Power will be able to meet its credit requirements to hedge forward its electricity requirements. Even with continued deliberate limiting of W Power's growth the Company's business model leads management to expect positive earnings for 2006.


                AMEN Properties, Inc. and Subsidiaries
                 CONSOLIDATED STATEMENT OF OPERATIONS
                 For the Three Months Ended March 31,
                              (Unaudited)

                                           2006         2005
                                        ---------    ---------
Operating revenue

 Rental revenue                        $  751,605      670,182

 Retail electricity revenue             3,168,707      310,789
                                        ---------    ---------

   Total operating revenue              3,920,312      980,971
                                        ---------    ---------

Operating expenses:

 Cost of goods and services             2,820,418      277,688

 Rental property operations               478,386      407,622

 General and administrative               236,692      206,986

 Depreciation, amortization and
  depletion                               102,276       91,835
                                        ---------    ---------
   Total operating expenses             3,637,772      984,131
                                        ---------    ---------

Income (loss) from operations             282,540       (3,160)
                                        ---------    ---------
Other (expense) income

 Interest income                           49,701       11,844

 Interest expense                        (140,662)    (114,346)

 Other income (expense)                    22,945      (17,164)
                                        ---------    ---------

   Total other (expense) income           (68,016)    (119,666)
                                        ---------    ---------
Income (loss) before income taxes and
 minority interest                        214,524     (122,826)

Income taxes                                   --           --

Minority interest                         (21,870)     (40,824)
                                        ---------    ---------

NET INCOME (LOSS)                      $  192,654     (163,650)
                                        =========    =========

Net income (loss) per common share
 (basic)                               $      .09         (.07)
                                        =========    =========
Net income (loss) per common share
 (diluted)                             $      .05         (.07)
                                        =========    =========

Weighted average number of common
 shares outstanding - basic             2,206,215    2,201,356

Weighted average number of common
 shares outstanding - diluted           3,555,979    2,201,356

    CONTACT: AMEN Properties, Midland
             John James, 432-684-3821